February 15, 2012

Jonathan E. Gottlieb, Esq. Staff Attorney Securities and Exchange Commission Washington, D.C. 20549

RE:
East West Bancorp Inc.
File No. 000-24939
Form 10-K for the fiscal year ended December 31, 2010, filed March 1, 2011
Schedule 14A, filed April 14, 2011
Form 10-Q for the quarterly period ended March 31, 2011, filed May 9, 2011
Form 10-Q for the quarterly period ended June 30, 2011, filed August 8, 2011
Form 10-Q for the quarterly period ended September 30, 2011, filed November 9, 2011

Dear Mr. Gottlieb:

Pursuant to the telephone conversation of February 14, 2012, we hereby confirm that East West Bancorp, Inc. will file, by March 9, 2012, a response to the letter of January 10, 2012, from John P. Nolan, Senior Assistant Chief Accountant of the SEC commenting on the referenced filings.

Please do not hesitate to contact me at 626-768-6360 if there are any questions.

Thank you for your assistance.

Best regards,

By:	/s/ Irene H. Oh
Irene H. Oh
Executive Vice President and Chief Financial Officer